Exhibit 99.6

We need to hear your voice.

What one of our largest common shareholders says... “It’s going to increase the liquidity of the company [and] it’s going to simplify the capital structure. It’s a shareholder friendly move so we’re definitely voting in favour of it.” - James Black, vice-president Canadian Equities, Beutel Goodman Investment Counsel.

What the top-ranked Canadian telecom equity research analyst says... “TELUS shares have strongly outperformed telco peers and the broader markets over the last three years with a total return of about 105 per cent, which equates to a compounded annual return of approximately 27 per cent, including the reinvestment of a growing stream of dividends. We attribute this remarkable success to its management team and its unwavering focus on its core telecom assets, strong execution and innovation. TELUS has also consistently won awards for its corporate governance and corporate citizenship, which we believe are also hallmarks of its success.” - Dvai Ghose, Managing Director & Head of Research, Canaccord Genuity.

What leading U.S. lawyers say about Mason Capital’s empty voting tactics... “British Columbia’s Supreme Court has correctly identified the deeply pernicious nature of a shareholder exercising the fundamental voting franchise for reasons entirely at odds with promoting the interests of the company or the value of the shares to which the voting rights belong.” - Adam O. Emmerich, David A. Katz and Trevor S. Norwitz, Wachtell, Lipton, Rosen & Katz, ranked the Most Prestigious Law Firm to Work For in the USA by the Avery Index.

What the media says... “Collapsing the share structure into one class would be good for all shareholders, as it would boost the liquidity of TELUS shares.” - Postmedia August 25, 2012.

What a leading independent global proxy advisory services firm says... “This proposal represents another meaningful step forward in the company’s governance regime, in resuscitating the principle that voting rights should be commensurate with economic interest.”

“As the proposed transaction continues to align voting rights with economic interest, offers shareholders meaningful economic opportunity through increased trading liquidity and a dual listing on the NYSE, and has been ratified by a strong market response - and as the company’s Articles effectively preclude any exchange ratio other than the proposed one-for-one exchange - a vote FOR the proposal is warranted.” - Institutional Shareholder Services Inc. (ISS).

What the Courts say about empty voting tactics... “The practice of empty voting presents a challenge to shareholder democracy... When a party has a vote in a company but no economic interest in that company, that party’s interests may not lie in the well-being of the company itself. The interests of such an empty voter and the other shareholders are no longer aligned and the premise underlying the shareholder vote is subverted.” - Mr. Justice Savage of the Supreme Court of British Columbia on Mason Capital’s efforts to defeat our proposal through its empty-voting strategy.

Please vote FOR our proposal by October 15, 2012 at investorvote.com (for registered shareholders) or proxyvote.com (for those who hold shares through an investment dealer or financial institution).

© TELUS 2012. 12_00483.	the future is friendly®